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Invest in Pinhook Thoroughbreds

Join the thrill of thoroughbred pinhooking

SPORTBLX.COM/OFFERINGS/PINHOOK-THOROUGHBREDS VERSAILLES KENTUCKY





Pinhook Thoroughbred Inc endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of thoroughbred ownership and pinhooking, an opportunity that has been unavailable to the general public.

George Hall Board Member @ Pinhook Thoroughbreds

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Why you may want to invest in us...

1. Investors can partner with an experienced team that has had success in evaluating and developing thoroughbred bloodstock, and has the necessary infrastructure for pinhooking.
2. Owners can experience the highs and lows of thoroughbred ownership and sales.
3. Investors will have access to unique content on the Sportblx.com website.
4. Owners of 5% of the corporation will have a right of first refusal to any horses to be sold by the company privately.

Why investors ❤ us



I have had the opportunity to meet with Pinhook Thoroughbreds team. Like any great team you need superstars and team players, good coach and floor leaders, drive and motivation. They encompass all aspects, of a great team. Their knowledge and experience of the horse AND investment community are a perfect marriage for anyone interested in getting involved in this enticing endeavor. I am very excited about being the lead investor.

Keith Delaney President Dampers Express

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Wendy Noel
Board Member
Experienced bloodstock agent and equine advisor.



George Hall
Board Member
Founder of Sport-BLX Inc. Founder and CEO Clinton Group Inc



Joseph De Perio
Board Member
Co-Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.



Dale Holly
Vice President, Operations
Manager of Annestes Farms since 2006 having been in the thoroughbred breeding business since 1980. Accomplished horseman.

Tyler Sloan



Team Member

VP, Product & Marketing, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.

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Peter Rawlins

Team Member

Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.

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Downloads

- Pinhook Thoroughbreds Brochure .pdf
- Bylaws - Pinhook Thoroughbreds Inc.pdf
- Pinhook Thoroughbreds Inc Certificate of Inc.pdf

JOIN THE THOROUGHBRED PINHOOKING INDUSTRY

The corporation will acquire a number of thoroughbred racehorses or ownership interests in corporate entities that own thoroughbred racehorses for the purpose of pinhooking in the pursuit of shareholder value creation. Pinhooking weanlings describes the practice of buying weanling horses at auction or privately, overseeing their breaking and training, and eventually re-selling them yearlings. The same practice can be done with yearlings to resell as two year olds. Ownership in Pinhook Thoroughbreds Inc. gives investors the opportunity to be part of the **Thoroughbred Ownership and Sale** experience.

The company capital raise is being done at **$100** per share with a minimum purchase of two shares.



HOW DOES IT WORK?

Money raised from this offering will be used to acquire horses, purchase ownership interests in corporate entities that own horses, and pay customary fees including expenses related to medical, boarding fees and any other horse related expenses. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through any potential sales of the horses in our portfolio. Shareholders will own equity interests in the company and benefit from its accrued earnings.



COMPANY OBJECTIVES

- The Corporation will purchase weanlings in the upcoming Keeneland November 2020 Sale and January 2021 Mixed Sale and then resell them as Yearlings in July, August, & September 2021.
- The Corporation will raise, monitor and manage the Corporation's investment in the young bloodstock on a daily basis by providing the best level of care, nutrition, and exercise programs under the direction of Annestes Farms Manager, Dale Holly, and Bloodstock Advisor, Wendy Noel.
- The Corporation will employ Annestes Farms as the home for its bloodstock, leveraging the exceptional infrastructure and long history of fostering the growth of numerous black-type runners.
- All thoroughbred stock will be sold at various sales at the Fasig-Tipton and Keeneland Sales starting in July 2021 to September 2021 through leading consignors.



OUR HISTORY

Led by George E. Hall and farm manager, Dale Holly, Annestes Thoroughbreds has had a long history of success breeding horses on Annestes Farms and monetizing their values in the auction ring and campaigning them on the racetrack. Of the 89 horses bred, 60 were winners (67.41% versus the industry average of 45.33%), 7 were winners in Stakes Races (7.86% versus the industry average of 2.63%), and 5 were winners in Graded Stakes Races (5.61% versus the industry average of 0.77%). Notable homebred runners include: Pants on Fire out of Cabo De Noche (by: Jump Start) who won the Grade 2 Louisiana Derby, started in the Kentucky Derby, placed in the G1 Breeder's Cup Dirt Mile and earned $1.6 million and stakes winners Calamity Kate ($621k earnings), My Adonis ($531k earnings), and Max Player ($493k life to date earnings). Notable yearling sales include Seahenge (sold for $750k), Guarded Secret (sold for $450k), Babeau (sold for $400k), and Capetown Lady (sold for $300k).

Wendy Noel is an experienced bloodstock agent and equine advisor. Ms. Noel has a long history of spotting value at weanling sales, creating value through raising the bloodstock, and positioning for sale as yearlings.

Invest today and join the thoroughbred pinhooking experience!

Investor Q&A

− COLLAPSE ALL

What does your company do?

Pinhook Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership to the everyday person. The Company is an early stage company that will acquire a number of thoroughbred racehorses or ownership interests in corporate entities that own thoroughbred racehorses for the purpose of pinhooking. Pinhooking weanlings describes the practice of buying weanling horses at auction or privately, overseeing their breaking and training, and eventually re-selling them yearlings.

Where will your company be in 5 years?

We would like the company to bring new owners into the sport and provide the opportunity for racing fans and investors to participate in an attractive, robust segment of the thoroughbred industry in pinhooking. Our farm has produced Max Player, who recently was the only horse to run in all three 2020 Triple Crown races, and has helped our farm gain significant traction in the racing industry.

Why did you choose this idea?

Pinhook Thoroughbred Inc endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of thoroughbred ownership and pinhooking, an opportunity that has been unavailable to the general public.

What is SportBLX?

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What is the difference between SportBLX and Pinhook Thoroughbreds Inc?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. Pinhook Thoroughbreds Inc is a company which will acquire a number of thoroughbred racehorses or ownership interests in corporate entities that own thoroughbred racehorses for the purpose of pinhooking and is selling shares through SportBLX and Wefunder.

How are you different than horse racing syndicates?

Our goal is to bring the thrill of thoroughbred ownership to more people around the world. Unlike other syndicate models, there is no markup from the syndicate manager at the time of the offering.

Do investors have special access to sales or other events?

Investors will have access to unique content on the SportBLX site and may be eligible for unique sale and farm experiences.

How will I make money?

The company will own an interest in a number of thoroughbreds or purchase ownership interests in corporate entities that own thoroughbreds and, thus, earn its pro rata share from any potential sale of the thoroughbreds less its pro rata share of expenses. Shareholders will own equity interests in the company and benefit from its accrued earnings. The racehorse interests are assets, and they produce earnings and have operations. As a shareholder of the asset the company is entitled to its earnings and its proceeds in a disposition. If horses are sold for profit above their cost basis and accrued expenses, the Corporation will generate earnings.

What am I investing in?

Investors are purchasing an equity interest in a company that will acquire horses, purchase ownership interests in corporate entities that own horses, and pay customary fees including expenses related to medical, boarding fees and any other horse related expenses. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through any potential sales of the horses in our portfolio. Shareholders will own equity interests in the company and benefit from its accrued earnings.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?

Pinhook Thoroughbreds Inc. also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/pinhook-thoroughbreds/ .

What level of liquidity will your shares hold? Can I sell my shares?

The board of directors can elect to pay dividends to its shareholders from purse winnings or sales. If you execute an accredited investor transaction, secondary transactions will be available in one year. If you are a non-accredited investor, we will attempt to make a market in the shares in the future. Shares are restricted from transfer for a period of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

How is the value of Company determined for the offering?

An appraisal memorandum is set forth as an attachment on the site.

What is the minimum? And any additional fees?

The minimum investment is $200 at $100 per share. Besides Wefunder's customary fees, there are no additional fees at closing. The Company's directors and officers are not compensated today. Instead, K&G Stables LLC (an affiliate entity) will provide management and administration services to the company for a fee of 10% of assets under management and a performance fee as further described in the Master Services Agreement (together, "Management Fees"). Horses that are owned by the Company, stabled at the Farm and not subject to a contract with a trainer will be subject to its pro-rata share of a $40 per day boarding fee. Expenses related to vitamins and supplements, medical expenses and other expenses related to the horses will be additional costs. The Company will pay customary bloodstock fees and commissions to individuals, including members of the management team and Board of Directors, for the purchase of horses. The offering amount is the post-money valuation of the company after the closing of the offering.

Does my account login for Wefunder also work on the SportBLX platform?

No, you will need to create a new and separate account on SportBLX.com.

I've invested in Pinhook Thoroughbreds through Wefunder, will my shares appear in my portfolio on SportBLX.com?

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.

Will there be any ongoing costs?

From a shareholder's perspective, there will not be any additional costs. However, Pinhook Thoroughbreds Inc. will continue to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse.

If a horse is sold will small shareholders partake in the revenue of such sale?

If an acquired horse is sold, shareholders will benefit from the proceeds by virtue of their equity ownership in the Company.

What is your team's experience in the industry?

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

Wendy Noel is an experienced bloodstock agent and equine advisor. Ms. Noel has a long history of spotting value at weanling sales, creating value through raising the bloodstock, and positioning for sale as yearlings.

What are your revenue goals for 2020 and 2021 respectively? When do you expect to reach profitability?

Revenues for the thoroughbred industry are difficult to predict. Revenues are realized from sales of bloodstock. Our costs are limited, so we should achieve profitability with revenue realization. However, the thoroughbred industry is a risky endeavor, and revenues are not predictable. If you would like to speak further, please reach out to support@sportblx.com to schedule a conference call.

How will the proceeds be used?

Money raised from this offering will be used to acquire horses, purchase ownership interests in corporate entities that own horses, and pay customary fees including expenses related to medical, boarding fees and any other horse related expenses. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through any potential sales of the horses in our portfolio. Shareholders will own equity interests in the company and benefit from its accrued earnings.

Moving forward, we will get updates on Pinhook Thoroughbreds Inc. in the future?

Yes, you will. We will continue to post updates to this site and also to https://sportblx.com/offerings/pinhook-thoroughbreds/ .

Are there three classes of common stock for this company?

Yes, the Company is offering both Class A and Class C Common stock for purchase. Each Class A and Class C Share has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects to, the Class B Share; except that the Class B Share is entitled to 1 vote per share whereas the Class A and Class C Shares have only such voting rights as are required by Delaware corporate law. Holder of the company's Class A Common Stock, Class B and Class C Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. Any dividends will be paid ratably among the holders of Class A Common Stock, Class B Common Stock, and Class C Common Stock. In the event of the company's liquidation, dissolution or winding up, holders of Class A Common Stock, Class B Common Stock, and Class C Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Class C Common Stock will carry a redemption right that triggers upon the earlier of (i) a date as determined by the Board of Directors or (ii) December 31, 2021 ("Redemption Date"). Pursuant to the redemption right, the Board of Directors will send a redemption notice stating the Company's net asset value per share on the Redemption Date which includes accrued expenses of the Corporation and other assumptions as determined by the management of the Company.

The minimum subscription amount for Class A Common Stock per investor is $200 (available here on Wefunder). The minimum subscription amount for Class C Common Stock per investor is $50,000. There is no maximum subscription amount per investor.

Are there any purchase rights for breeding prospectors?

Owners of 5% of the corporation will have a right of first refusal to any horses to be sold by the company privately. This does not apply to horses sold at auction. Please see the Offering Memorandum for more details.